December 23, 2013

VIA EDGAR AND FAX (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: P.J. Hamidi

Re:	Emerald Oil, Inc.
Request for Acceleration of Effectiveness of Registration Statement on Form S-3
File No. 333-192251

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Emerald Oil, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. (Washington, D.C. time) on Friday, December 27, 2013, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Mayer Brown LLP, by calling Kirk Tucker at (713) 238-2500.

The Company acknowledges, with respect to the above-referenced Registration Statement, that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EMERALD OIL, INC.

By:	/s/ McAndrew Rudisill
Name:	McAndrew Rudisill
Title:	Chief Executive Officer